CYIOS Corporation

1300 Pennsylvania Avenue, Suite 700

Washington, DC 20004

March 23, 2011

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549-7010

Attn: William H. Thompson, Accounting Branch Chief

Re: CYIOS Corporation

File No. 0-27243

Item 4.01, Form 8-K filed February 28, 2011

We have responded on the following numbered pages to the SEC comments received March 2, 2011 in connection to the reference File No. above. We have made the revisions to the 8-K/A as requested.

Item 4.01 8-K Filed February 28, 2011

1. We have revised the report date on the cover page to represent the earliest event reported, February 11, 2011.

2. We have disclosed that Jewett, Schwartz, Wolfe, & Associates were dismissed on February 11, 2011. We have also revised the dates in the fourth and fifth paragraphs to reflect this dismissal date.

3. We have disclosed the date that we engaged Silberstein Ungar, PLLC as our new independent auditors in the second paragraph.

4. We have revised the first paragraph to state that the decision to change accountants was recommended and approved by the Board of Directors.

5. We have revised the third paragraph to disclose that the former auditor only reported on our financial statements for the year ended December 31, 2009.

6. We have revised our disclosure in the fourth paragraph to state that there were no disagreements, as defined in Item 4.01(a)(1)(iv) of Regulation S-K, with the former auditor during the two most recent fiscal years ended December 31, 2010 and 2009 and any subsequent interim period preceding the dismissal of the former auditor.

7. We have revised our disclosure in the fifth paragraph to state that there were not any reportable events as defined by Item 4.01(a)(1)(v) of Regulation S-K, that occurred during the two most recent fiscal years ended December 31, 2010 and 2009 and any subsequent interim period preceding the dismissal of the former auditor.

8. We have revised the last paragraph to include that there was no consultation with Silberstein during the period including the two most recent years ended December 31, 2010 and 2009 and the subsequent interim period through the date of engagement of Silberstein. Also, note that the reference to B&A was typo errors that have been removed and the correct name of the new auditor has been changed to Silberstein.

9. An updated letter from Jewett, Schwartz, Wolfe, & Associates, CPA as Exhibit 16 to the amendment filed in response to the comments in accordance with Items 304(a)(3) and 601(b)(16) of Regulation S-K has been filed. This updated letter states that the former auditor agrees with the statements made in the filing.

Please let us know if you have any further questions. We would appreciate if you would advise us at your earliest convenience if any further comments to our filings.

Sincerely,

/s/ Timothy Carnahan

Timothy Carnahan

Chief Executive Officer and President